Exhibit 99.1

Nano Labs Appoints Dr. Kailong Cai as CEO of Subsidiary Nano bit to Lead Global Crypto Reserve Strategy

HONG KONG, July 17, 2025 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider in China, today announced the appointment of Dr. Kailong Cai as the chief executive officer (“CEO”) of its wholly-owned subsidiary, Nano bit HK Limited (“Nano bit”). Dr. Cai will be fully responsible for driving Nano bit’s strategic upgrade and overseeing its global operations. This appointment marks a significant step in the Company’s ongoing evolution into a world-leading, publicly listed cryptocurrency reserve enterprise.

Dr. Cai is a renowned expert in crypto finance, with a strong academic background and extensive international experience. He holds a Ph.D. in finance with deep and broad background in both Chinese and U.S. financial markets. From 2020 to 2025, Dr. Cai served as a partner at Jasper Crypto Fund. From 2017 to 2018, Dr. Cai served as the chief strategy officer of Huobi Group (currently known as HTX), a global leader in crypto asset trading, as well as CEO of its U.S. subsidiary, where he led the development and execution of the company’s globalization strategy. Prior to that, he worked for approximately 6 years at Deutsche Bank on Wall Street, specializing in financial product innovation, risk management, and technology-driven business optimization. With over a decade of experience in fintech and asset management, Dr. Cai brings a wealth of knowledge to his new role.

Dr. Cai is a chartered financial analyst (CFA) and financial risk manager (FRM), with deep expertise in fintech, blockchain, and asset management.

Dr. Jianping Kong, Chairman and CEO of Nano Labs, commented on the appointment, “We believe Dr. Cai’s appointment brings visionary leadership and strong strategic execution capabilities to Nano Labs. Under his guidance, Nano Labs will accelerate its strategic reserves of core crypto assets, refine its asset-liability structure using capital market instruments, and further its global expansion. With Dr. Cai on board, we are more confident in achieving our goal of becoming a leading public cryptocurrency reserve company in Asia with global influence, offering investors efficient and transparent access to crypto asset allocation.”

Dr. Cai stated: “It is a great honor to take on this role and contribute to Nano Labs’ ambitious strategic vision. I look forward to working with our talented and forward-thinking team to enhance our crypto asset strategies and capitalize on emerging market trends and technological advancements.”

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the digital assets space, adopting BNB as its primary reserve asset. It has accumulated nearly US$170 million in mainstream digital currencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

*	According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor inquiries, please contact:

Nano Labs Ltd
ir@nano.cn

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com